NEVSUN RESOURCES LTD.

Condensed Consolidated Interim Financial Statements Three months ended March 31, 2017 and 2016 (Expressed in thousands of United States dollars)

Unaudited – Prepared by Management

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Balance Sheets Unaudited (Expressed in thousands of United States dollars)

	Note	March 31, 2017	December 31, 2016

Assets

Current assets
Cash and cash equivalents	2, 8	$166,565	$199,256
Accounts receivable and prepaids	11	23,138	14,986
Inventories	3	64,655	75,462
Due from non-controlling interest	12	5,000	5,000
		259,358	294,704

Non-current assets
Account receivable		-	388
Inventories	3	50,402	48,764
Mineral properties, plant and equipment	4	966,977	965,306
		1,017,379	1,014,458
Total assets		$1,276,737	$1,309,162

Liabilities and equity

Current liabilities
Accounts payable and accrued liabilities		$60,501	$64,730
Dividends payable		3,019	12,053
Income taxes payable		-	10,090
Provision for Lower Zone commitment		5,564	6,718
		69,084	93,591

Non-current liabilities
Deferred income taxes		55,369	63,988
Provision for mine closure and reclamation		38,262	40,676
		93,631	104,664
Total liabilities		162,715	198,255

Equity
Share capital	5	702,005	700,133
Share-based payments reserve		13,003	12,775
Retained earnings		214,416	217,629
Equity attributable to Nevsun shareholders		929,424	930,537

Non-controlling interest		184,598	180,370
Total equity		1,114,022	1,110,907
Total liabilities and equity		$1,276,737	$1,309,162

Contingencies (note 10)
Subsequent event (note 12)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Comprehensive Income Unaudited (Expressed in thousands of United States dollars, except per share amounts)

		Three months ended March 31,
	Note	2017	2016
Revenues	6	$71,647	$92,433
Cost of sales
Operating expenses	11	(40,557)	(41,471)
Royalties		(6,303)	(3,855)
Depreciation and depletion		(13,105)	(14,173)
Operating income		11,682	32,934

Administrative expenses		(4,694)	(5,215)
Finance income		309	1,004
Finance costs		(486)	(486)
Income (before taxes)		6,811	28,237

Income taxes		(3,931)	(12,653)
Net income and comprehensive income		$2,880	$15,584

Net income (loss) and comprehensive income (loss) attributable to:
Nevsun shareholders		$(194)	$7,501
Non-controlling interest		3,074	8,083
		$2,880	$15,584

Earnings (loss) per share attributable to Nevsun shareholders:	5
Basic		$(0.00)	$0.04
Diluted		$(0.00)	$0.04

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Cash Flows Unaudited (Expressed in thousands of United States dollars)

		Three months ended March 31,
	Note	2017	2016
Operating activities
Net income		$2,880	$15,584
Items not involving the use (receipt) of cash
Depreciation and depletion		13,112	14,184
Income taxes		3,931	12,653
Share-based compensation	5	207	498
Interest income on due from non-controlling interest		-	(440)
Other		165	282

		20,295	42,761
Changes in non-cash operating working capital
Accounts receivable and prepaids		(7,443)	(8,620)
Inventories		6,847	(4,314)
Accounts payable and accrued liabilities		(6,107)	(7,857)
Cash generated from operating activities		13,592	21,970
Income taxes paid		(18,794)	-

Net cash provided by (used in) operating activities		(5,202)	21,970
Investing activities
Expenditures on mineral properties, plant and equipment		(15,448)	(6,236)
Change in non-cash working capital related to investing activities		(1,724)	(2,184)

Net cash used in investing activities		(17,172)	(8,420)
Financing activities
Dividends paid to Nevsun shareholders		(10,562)	(7,991)
Distribution to non-controlling interest		-	(2,000)
Issuance of common shares, net of issue costs		245	158

Net cash used in financing activities		(10,317)	(9,833)
Increase (decrease) in cash and cash equivalents		(32,691)	3,717
Cash and cash equivalents, beginning of period		199,256	434,340
Cash and cash equivalents, end of period		$166,565	$438,057

Supplementary cash flow information (note 2)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Changes in Equity Unaudited (Expressed in thousands of United States dollars, except number of shares)

	Number of shares	Share capital	Share-based payments reserve	Retained earnings	Equity attributable to Nevsun shareholders	Non-controlling interest	Total equity
December 31, 2015	199,781,469	$407,945	$15,796	$245,580	$669,321	$160,379	$829,700

Exercise of stock options	58,500	158	-	-	158	-	158
Transfer to share capital on exercise of stock options	-	103	(103)	-	-	-	-
Transfer on forfeiture of vested options	-	-	(94)	94	-	-	-
Share-based payments	-	-	360	-	360	-	360
Income for the period	-	-	-	7,501	7,501	8,083	15,584
Dividends declared	-	-	-	(7,994)	(7,994)	-	(7,994)
Distributions to non-controlling interest	-	-	-	-	-	(2,000)	(2,000)
March 31, 2016	199,839,969	$408,206	$15,959	$245,181	$669,346	$166,462	$835,808

December 31, 2016	301,322,891	$700,133	$12,775	$217,629	$930,537	$180,370	$1,110,907

Exercise of stock options	81,333	245	-	-	245	-	245
Transfer to share capital on exercise of stock options	-	90	(90)	-	-	-	-
Share-based payments	-	-	318	-	318	-	318
Shares issued as part of dividend reinvestment program	465,369	1,537	-	-	1,537	-	1,537
Income (loss) for the period	-	-	-	(194)	(194)	3,074	2,880
Dividends declared	-	-	-	(3,019)	(3,019)	-	(3,019)
Spending on Lower Zone commitment	-	-	-	-	-	1,154	1,154
March 31, 2017	301,869,593	$702,005	$13,003	$214,416	$929,424	$184,598	$1,114,022

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2017 and 2016

1.	Reporting entity and basis of presentation

(a)	Reporting entity

Nevsun Resources Ltd. (“Nevsun” or “the Company”) is a mid-tier diversified base metals company. The Company is incorporated and domiciled in Canada. These condensed consolidated interim financial statements (“interim financial statements”) of the Company as at and for the three months ended March 31, 2017 include the accounts of the Company and its subsidiaries.

The Company’s two principal assets are its ownership interest in the Timok project, a copper-gold development project in Serbia (“Timok Project”), and its 60% owned Bisha Mine in Eritrea (owned via an Eritrean-registered corporation, Bisha Mining Share Company (“BMSC”)). The Company owns a 100% interest in the Upper Zone of the Timok Project and currently owns a 60.4% interest in the Lower Zone of the Timok Project with Freeport-McMoRan Inc. (“Freeport”) owning the remaining interest in the Lower Zone, which represents a non-controlling interest. Nevsun’s 40% partner in the Bisha Mine is the State-owned Eritrean National Mining Corporation (“ENAMCO”), which also represents a non-controlling interest.

(b)	Statement of compliance

These interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2016.

These interim financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors on April 26, 2017.

(c)	Significant accounting policies

These interim financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. Accordingly, they should be read in conjunction with the Company’s most recent annual financial statements.

(d)	Use of judgements and estimates

In preparing these interim financial statements, management has made judgements and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual amounts incurred by the Company may differ from these values.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2016.

(e)	Changes in accounting standards

There were no previously undisclosed significant accounting pronouncements issued during the period ended March 31, 2017.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2017 and 2016

2.	Supplemental cash information

	March 31,	December 31,
	2017	2016
Cash and cash equivalents
Cash	$83,169	$56,014
Cash equivalents	83,396	143,242
	$166,565	$199,256

The Company maintains virtually all cash and cash equivalents in USD currency. Cash equivalents consist of short-term deposits that are accessible with 30 days’ notice.

Supplementary information for the statements of cash flows is as follows:

	Three months ended March 31,
	2017	2016
Non-cash investing and financing transactions
Shares issued as part of DRIP	$1,537	$-
Closure and reclamation decrease in mineral properties, plant and equipment	2,900	-
Depreciation relieved from inventory	3,750	249

3.	Inventories

	March 31, 2017	December 31, 2016
Materials and supplies	$49,855	$52,198
Work-in-progress	56,705	54,299
Finished goods – concentrates	8,497	17,729
Total inventories	$115,057	$124,226
Less: non-current portion of ore in stockpiles	(50,402)	(48,764)
Inventory recorded as a current asset	$64,655	$75,462

The non-current portion of ore in stockpiles is not expected to be further processed in the next twelve months and consists of primary ore, oxide ore and pyrite sand ore of $43,490, $2,804, and $4,108, respectively (December 31, 2016 – $40,975, $2,852, and $4,174, respectively, plus $763 of supergene ore). The primary ore is net of net realizable value provisions of $2,057 (December 31, 2016 – $2,057), and the pyrite sand ore is net of net realizable value provisions of $2,759 (December 31, 2016 – $2,759).

Depreciation of $6,242 is included in work-in-progress and finished goods inventories at March 31, 2017 (December 31, 2016 – $9,992). All inventories are located at the Bisha Mine.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2017 and 2016

4.	Mineral properties, plant and equipment

The Company’s properties are located in Serbia, Eritrea and Macedonia. The principal property in Serbia is the Brestovac – Metovnica exploration license, which hosts the Timok Project. The Company also holds as part of the Timok Project three additional exploration licenses. The Company holds eight additional exploration licenses in the Bor region of Serbia that form the Tilva Joint Venture with Rio Tinto Mining and Exploration Ltd. (“Rio Tinto”). All exploration expenditures on these eight exploration licenses are funded by Rio Tinto. The Company also holds seven additional 100%-owned exploration licenses in Serbia.

The properties in Eritrea consist of two mining licenses, Bisha and Harena, and two exploration licenses, Tabakin and New Mogoraib. All properties are subject to a mining agreement with the Government of Eritrea. The Bisha mining license was granted in 2008 for an initial period of 20 years and the Harena mining license was granted in 2012 for an initial period of 10 years. Both licenses can be extended if required. The Tabakin exploration license was granted in 2016 for 10 years before land relinquishment requirements begin. The New Mogoraib license, also granted in 2016, is valid for three years with no relinquishments, followed by two one-year renewals with a 25% annual area reduction after year three.

Properties in Macedonia include two exploration permits and the East and Southeast prospecting licenses.

Costs classified as mineral properties represent historic acquisition, exploration, evaluation and development costs at Bisha and Harena. Construction-in-progress at March 31, 2017, represents costs associated with the Bisha tailings facility expansion.

As at March 31, 2017, the Company had commitments to purchase and unsettled obligations for property, plant and equipment of $4,884.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2017 and 2016

4.	Minerals properties, plant and equipment (continued)

Three months ended March 31, 2017	Exploration and evaluation	Construction- in-progress	Mineral properties	Plant and equipment	Total
Cost
December 31, 2016	$600,381	$308	$53,950	$535,372	$1,190,011
Additions
BMSC	2,025	654	1,206	624	4,509
Timok – Upper Zone	7,668	-	-	139	7,807
Timok – Lower Zone	2,914	-	-	-	2,914
Other	194	-	-	24	218
Disposals	-	-	-	-	-
Transfers from inventory	-	-	-	111	111
Change in reclamation obligation	-	-	-	(2,900)	(2,900)
March 31, 2017	613,182	962	55,156	533,370	1,202,670
Accumulated depreciation
December 31, 2016	-	-	19,280	205,425	224,705
Charge for the period	-	-	663	10,325	10,988
Disposals	-	-	-	-	-
March 31, 2017	-	-	19,943	215,750	235,693
Net book value March 31, 2017	$613,182	$962	$35,213	$317,620	$966,977

Three months ended March 31, 2016	Exploration and evaluation	Construction- in-progress	Mineral properties	Plant and equipment	Total
Cost
December 31, 2015	$36,191	$64,906	$52,629	$431,863	$585,589
Additions	2,099	2,842	64	1,231	6,236
Disposals	-	-	-	(583)	(583)
Transfers	-	-	-	(262)	(262)
March 31, 2016	38,290	67,748	52,693	432,249	590,980
Accumulated depreciation
December 31, 2015	-	-	14,641	158,819	173,460
Charge for the period	-	-	1,514	12,419	13,933
Disposals	-	-	-	(467)	(467)
March 31, 2016	-	-	16,155	170,771	186,926
Net book value March 31, 2016	$38,290	$67,748	$36,538	$261,478	$404,054

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2017 and 2016

4.	Minerals properties, plant and equipment (continued)

Exploration and evaluation is comprised of assets in the following projects:

	Bisha	Timok	Other	Total
December 31, 2016	$83,143	$516,245	$993	$600,381
Additions	2,025	10,582	194	12,801
March 31, 2017	$85,168	$526,827	$1,187	$613,182

5.	Share capital and reserves

(a)	Stock options

The three months ended March 31, 2017, included $318 (Q1 2016 – $360) in share-based payment costs related to stock options, all of which are presented in administrative expenses.

	Number of options	Weighted average exercise price (CAD)
Outstanding, December 31, 2016	9,068,765	$3.95
Granted	200,000	4.32
Exercised	(81,333)	3.96
Expired	(10,999)	3.63
Outstanding, March 31, 2017	9,176,433	$3.96

The weighted average share price of the Company on the dates options were exercised in the three months ended March 31, 2017, was CAD $4.44. The weighted average price of options exercisable at the end of the period was CAD $3.88.

(b)	Earnings (loss) per share

The calculation of earnings per share is based on the following data:

	Three months ended March 31,
	2017	2016
Net income (loss) attributable to Nevsun shareholders	$(194)	$7,501
Effect of dilutive securities	-	-
Diluted net income (loss) attributable to Nevsun shareholders	$(194)	$7,501
Weighted average number of common shares outstanding for the purpose of basic earnings (loss) per share (000s)	301,791	199,800
Dilutive options and stock appreciation rights	-	1,431
Weighted average number of common shares outstanding for the purpose of diluted earnings (loss) per share (000s)	301,791	201,231
Earnings (loss) per share (in $)
Basic	$(0.00)	$0.04
Diluted	$(0.00)	$0.04

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2017 and 2016

5.	Share capital and reserves (continued)

(c)	Dividends

During the three months ended March 31, 2017, the Company declared a dividend of $0.01 per share for a total declaration of $3,019. During the three months ended March 31, 2016, the Company declared a dividend of $0.04 per share for a total declaration of $7,994.

The Company has in place a Dividend Reinvestment Plan (“DRIP”) which allows shareholders to purchase additional common shares of the Company at a 3% discount to fair market value by reinvesting their cash dividends. For the Q4 2016 dividend, approximately 12% of common shareholders elected to participate in the DRIP. Accordingly, the Company paid dividends of $10,562 in cash and $1,537 in common shares (465,369 shares) in January 2017. For the Q1 2017 dividend, approximately 8% of common shareholders elected to participate in the DRIP. Accordingly, the Company paid dividends of $2,763 in cash and $256 in common shares (104,609 shares) in April 2017.

6.	Revenues

	Three months ended March 31,
	2017	2016
Zinc concentrate sales	$67,852	$-
Zinc concentrate by-product sales	7,114	-
Copper concentrate sales	-	76,670
Copper concentrate by-product sales	-	10,656
Other	2,664	15,949
Zinc concentrate treatment charges	(5,983)	-
Copper concentrate treatment and refining charges	-	(10,842)
	$71,647	$92,433

For the three months ended March 31, 2017, zinc concentrate sales included positive provisional and final pricing and physical quantity adjustments of $1,572 (Q1 2016 – $nil). For the three months ended March 31, 2016, copper concentrate sales included positive provisional and final pricing and physical quantity adjustments of $2,001. No such comparable copper concentrate sales were recorded during the three months ended March 31, 2017.

As at March 31, 2017, a 10% change to the underlying metals prices would result in a change in revenue and accounts receivable of $3,923, based on the total quantities of metals in sales contracts for which the provisional pricing periods were not yet closed. Provisional pricing periods are typically one to four months after the related sale.

Other revenue consists of stockpiled gold and silver bearing ore shipped directly to buyers.

7.	Financial instruments

The fair values of financial assets and financial liabilities approximate their carrying amounts in the condensed consolidated interim balance sheet.

Zinc concentrate and direct shipment sales receivables of $3,080 (December 31, 2016 – $3,338) are carried at fair value as the receivables contain embedded derivatives due to the provisional pricing of these sales contracts. The receivables are measured using quoted forward market prices that correspond to the settlement date of the provisional pricing period for the estimated metals contained within the zinc concentrate or direct shipment sales. There were no changes to the method of fair value measurement during the period.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2017 and 2016

8.	Segment information

Results of operating segments are reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segments and assess their performance.

The Company conducts its business in two principal operating segments: the development project in Europe (Timok Project, plus other assets) and the mining operations in Africa (BMSC). For segmented reporting purposes, the Company’s reportable operating segments are comprised of Europe, Africa, and all other business activities and operating segments that are not reportable (North America).

The principal products of the Company’s mining operations in Africa are copper and zinc concentrates, containing by-products of gold and silver. Cash and cash equivalents of $164,749 are located outside of Africa at March 31, 2017 (December 31, 2016 – $197,936). Information related to the reportable operating segments is as follows:

Total assets	March 31, 2017	December 31, 2016
Europe	$548,902	$539,304
Africa	593,468	609,683
North America	134,367	160,175
Total	1,276,737	1,309,162
Total liabilities	March 31, 2017	December 31, 2016
Europe	$10,451	$12,725
Africa	137,865	161,766
North America	14,399	23,764
Total	$162,715	$198,255

	Revenues		Cost of sales		Net income (loss) attributable to Nevsun shareholders
			Three months ended March 31,
	2017	2016	2017	2016	2017	2016
Europe	$-	$-	$-	$-	$(305)	$-
Africa	71,647	92,433	59,965	59,499	4,611	12,124
North America	-	-	-	-	(4,500)	(4,623)
Total	$71,647	$92,433	$59,965	$59,499	$(194)	$7,501

9.	Interest in subsidiary

The following table presents the financial position of the Company’s 60% owned subsidiary, Bisha Mining Share Company (BMSC), as at March 31, 2017 and December 31, 2016. The information is presented on a 100% basis.

	March 31,	December 31,
	2017	2016
Current assets	$107,442	$116,141
Non-current assets	486,026	493,542

Current liabilities	(44,234)	(57,102)
Non-current liabilities	(93,631)	(104,664)
Net assets	$455,603	$447,917
Net assets attributable to non-controlling interest	$182,242	$179,168

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2017 and 2016

9.	Interest in subsidiary (continued)

The following table presents the financial results of BMSC for the three months ended March 31, 2017 and 2016, respectively:

	Three months ended March 31,
	2017	2016
Revenues	$71,647	$92,433
Net income and comprehensive income	7,685	20,207
Net income and comprehensive income attributable to non-controlling interest	$3,074	$8,083

The following table presents the summary cash flow information of BMSC for the three months ended March 31, 2017 and 2016, respectively:

	Three months ended March 31,
	2017	2016
Net cash provided by (used in) operating activities	$(493)	$24,926
Net cash used in investing activities	(4,150)	(8,402)
Net cash used in financing activities	-	(5,000)
Increase (decrease) in cash and cash equivalents	$(4,643)	$11,524

The following table presents the financial position of the Company’s subsidiary, Rakita Exploration doo (“Rakita”), which holds the Timok Project, as at March 31, 2017 and December 31, 2016. The information is presented on a 100% basis.

	March 31,	December 31,
	2017	2016
Current assets	$8,032	$8,299
Non-current assets	539,443	528,659

Current liabilities	(10,323)	(11,849)
Non-current liabilities	-	-
Net assets	$537,152	$525,109
Net assets attributable to non-controlling interest	$2,356	$1,202

The following table presents the financial results of Rakita for the three months ended March 31, 2017 and 2016, respectively:

	Three months ended March 31,
	2017	2016
Net loss and comprehensive loss	$(264)	$-
Net loss and comprehensive loss attributable to non-controlling interest	-	-

The following table presents the summary cash flow information of Rakita for the three months ended March 31, 2017 and 2016, respectively.

	Three months ended March 31,
	2017	2016
Net cash used in operating activities	$(423)	$-
Net cash used in investing activities	(12,870)	-
Net cash provided by financing activities	11,200	-
Decrease in cash and cash equivalents	$(2,093)	$-

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2017 and 2016

10.	Contingencies

(a)	Legal Claims

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations. As a result, no contingent liabilities have been recorded in these interim financial statements.

(b)	Contractual dispute with Canaccord

Canaccord Genuity Corp. (“Canaccord”) was an advisor to Reservoir Minerals Inc. (“Reservoir”) in connection with the Company’s transaction (the “Transaction”) to acquire Reservoir and all of its assets, including the Timok Project.

In March 2016, Canaccord and Reservoir entered into an advisory agreement to evaluate third party funding arrangements which related to the potential exercise by Reservoir of a right of first refusal (“ROFO”) under its joint venture agreement with Freeport. Canaccord was paid a fee of $1,000 for providing financial advisory services in connection with Reservoir’s exercise of the ROFO.

In early April 2016, Canaccord and Reservoir entered into a new advisory agreement regarding a potential acquisition of control of Reservoir (the “April Advisory Agreement”). Canaccord has filed a Notice of Claim in the British Columbia Supreme Court regarding the fees under the April Advisory Agreement. Canaccord initially demanded an advisory fee of CAD$11,658 (the “Transaction Fee”) and has subsequently increased its claim for a Transaction Fee to CAD$14,670, which would represent approximately 3.0% of the overall transaction value of approximately CAD$482,000 based on the closing price of the Company’s shares (CAD$4.70), the last trading day prior to the date of announcement of the Transaction.

On September 12, 2016, Reservoir filed a Reply to the Notice of Claim to dispute the Transaction Fee demanded by Canaccord on the basis that, among other things, it is not determined in accordance with the terms of the April Advisory Agreement. Reservoir has paid to Canaccord the sum of CAD$6,047 (which includes a transaction fee of CAD$5,617 and a second fairness opinion fee of $100, taxes and expenses). Reservoir believes that this constitutes all fees that Canaccord is entitled under the April Advisory Agreement.

No provision has been recorded in these interim financial statements as the outcome of this claim is not determinable.

11.	Recovery of overpayment of withholding taxes

The Company received confirmation in April 2017 from the Eritrean Ministry of Finance that BMSC had overpaid withholding taxes of $9,780 from the period of 2011 to 2016, related to BMSC’s third party power contract. Withholding taxes are included in operating expenses and accordingly the entire $9,780 was recorded as a reduction of operating expenses during Q1 2017. The after-tax effect of this withholding tax recovery is a receivable of $6,064.

12.	Subsequent event

On April 18, 2017, the Company collected the remaining $5,000 from ENAMCO, settling in full the due from non-controlling interest.